UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•
Enclosure:  a press release dated March 31, 2011 announcing that Turkcell has decided not to bid for the third mobile license tender held by the Syrian Arab Republic and a press release dated March 31, 2011 regarding the CMB’s request for information regarding the lawsuit against Turkcell’s Chairman of the Board of Directors.

March 31, 2011

UPDATE ON THE LICENSE TENDER IN SYRIA

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As per the announcement on November 30, 2010, Turkcell stated that the Company had prequalified to receive the specifications and tender documents for the third mobile license tender to be held by the Syrian Arab Republic.

Following evaluation of the current tender conditions, Turkcell has decided not to bid for the third mobile license tender held by the Syrian Arab Republic.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

March 31, 2011

ANNOUNCEMENT AS PER CAPITAL MARKETS BOARD REQUEST
ON SONERA HOLDING BV’S LAWSUIT

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                                                Istanbul Stock Exchange

       ISTANBUL

Special Subjects:

Today; Capital Markets Board has requested an explanation from our Company, after Sonera Holding BV’s announcement to the Istanbul Stock Exchange in regards to the lawsuit initiated against our Company’s Chairman of Board; Colin J. Williams.

As per our announcement following media reports on March 24, 2011, since Turkcell has received no information regarding this issue, we cannot share any developments at this stage.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 31, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 31, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head